Exhibit 4.1

CELL SOURCE, INC.

65 Yigal Alon Street

Tel Aviv, Israel 67433

June 1, 2015

Attn: Itamar Shimrat

Mr. Shimrat:

Reference is made to the Promissory Notes (the “Notes”), dated November 14, 2014 and November 26, 2014, issued to you by Cell Source, Inc. (the “Company”). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Notes.

Pursuant to the Notes, the Company was obligated to pay the amounts owed under the Notes six months after the date the Notes were issued.

It is hereby acknowledged and agreed that any failure of the Company to pay the amounts owed under the Notes shall not constitute an Event of Default or a condition entitling its holder to default interest or liquidated damages or any other damages.

It is further acknowledged and agreed that the Notes shall be hereby amended such that the new Maturity Date under the Notes shall be October 30, 2015.

Except as modified by this letter agreement, each term and condition of the each of the Notes shall remain in full force and effect. Each party hereto hereby acknowledges and agrees to the terms set forth in this letter agreement, as evidenced by such party’s execution or acknowledgement of this letter agreement below.

CELL SOURCE, INC.

By:
Name:	Yoram Drucker
Title:	Chairman

AGREED AND ACKNOWLEDGED:

ITAMAR ShiMRat

Name: Itamar Shimrat